

Mail Stop 3561

July 12, 2010

Daniel J. O'Leary
Chairman and Chief Executive Officer
Edgen Murray Corporation
18444 Highland Road
Baton Rouge, Louisiana 70809

> **Re:** **Edgen Murray Corporation**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed June 25, 2010**
> **File No. 333-165928**

Dear Mr. O'Leary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment one. Please provide a supplemental letter including all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, including a representation that:

   With respect to any broker-dealer that participates in the exchange offer with respect to Initial Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

Cautionary Note Regarding Forward-Looking Statements, page iv

2. We note your response to our prior comment five. Please revise the last sentence of the first paragraph to clarify that the Private Securities Litigation Reform Act of 1995 does not apply to any forward-looking statement contained in this prospectus and not just those statements made in connection with the offer to exchange the outstanding notes pursuant to this prospectus.

Beneficial Ownership, page 108

3. Please update this section as of the most recent practicable date.

4. We note your response to our prior comment 13 and reissue our comment. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by all legal entities. Alternatively, please advise as to why you have provided all of the information required by Item 403 of Regulation S-K. Refer to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

The Exchange Offer, page 113

Expiration Date; Extensions; Amendments; Termination, page 114

5. Please revise this section to clarify that you will not delay acceptance of any initial notes for general legal compliance absent an extension of the offer or please advise.

6. We note your response to our prior comment 15. Please revise your disclosure to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change even if not required by the Exchange Act.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 117

7. Please revise this section to clarify the obligations of broker-dealers that you will not waive.

Exhibit 5.1

8. Please revise the first sentence of your opinion to remove any inference that only Amendment No. 1 was filed as of the date of your opinion or please advise.

Daniel J. O'Leary
Edgen Murray Corporation
July 12, 2010
Page 3

9. We note your response to our prior comment 17. The legal assumption that "the Exchange Notes have been duly authorized by the Company" is a legal conclusion that should be opined upon by legal counsel. An opinion may refer to another that opines that such is the case, but it may not make this assumption. Please revise.

10. We note your response to our prior comment 19 and we reissue our comment. Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws. Additionally, please advise as to why you refer to the Delaware General Corporation Law in your response when the opinion refers to the Delaware Revised Uniform Limited Partnership Act.

Exhibit 5.2

11. We note your assumption in the last sentence of the second paragraph that "the terms of such issuance will be in compliance with applicable laws." We view this statement as a legal conclusion that should be opined upon by legal counsel. Alternatively, please explain how this assumption is a factual conclusion and not a legal conclusion.

12. We note your response to our prior comment 21. The penultimate paragraph states that "[t]he opinions expressed herein are based upon the applicable laws of the State of Nevada and the facts in existence on the date hereof." Please remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

cc: Eric S. Siegel, Esq.
        Dechert LLP
        Fax: (215) 655-2757